

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

January 21, 2010

<u>Via Facsimile and U.S. Mail</u>

Paul O. Richins
Chief Financial Officer
Utah Medical Products, Inc.
7043 South 300 West
 Midvale, Utah 84047

> **Re: Utah Medical Products, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 6, 2009**
> **File No. 1-12575**

Dear Mr. Richins:

We have reviewed your letter dated January 13, 2010 and have the following comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

General

1.   We note that you did not provide all of the acknowledgments previously requested.
        Please provide, in writing, a statement from the company acknowledging that:

        - the company is responsible for the adequacy and accuracy of the disclosure in the
          filing;
        - staff comments or changes to disclosure in response to staff comments do not
          foreclose the Commission from taking any action with respect to the filing; and
        - the company may not assert staff comments as a defense in any proceeding initiated
          by the Commission or any person under the federal securities laws of the United
          States.

        As appropriate, please respond to these comments within 10 business days or tell us when
you will provide us with a response. Please furnish a cover that keys your responses to our
comments and provides any requested information. Detailed cover letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or me at (202) 551-
3643 if you have questions regarding comments on the financial statements and related matters.
Please contact Ruairi Regan, Staff Attorney, at (202) 551- 3269, or Jay Mumford, Reviewing
Attorney, at (202) 551-3314 if you have questions on any other comments. In this regard, do not
hesitate to contact me or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671
with any questions.

                                                Sincerely,

                                                Kevin L. Vaughn
                                                Accounting Branch Chief